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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8 - 66739

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2013 (MM/DD/YY) AND ENDING 12/31/2013 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Crucible Capital Group, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

27 Whitehall Street, 5th Floor
(No. and Street)

New York	**New York**	**10004**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Charles J. Moore **212-785-2815**
(Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

S. A. Koenig & Associates, CPAs, P.C.
(Name -- *if individual, state last, first, middle name*)

485 Underhill Blvd	**Ste. 100**	**Syosset**	**NY**	**11791**
(Address)		(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AB 3/25

OATH OR AFFIRMATION

I, Charles J. Moore, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Crucible Capital Group, Inc., as of December ,20 13 , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Charles J Moore
Signature

CEO
Title

Robert S Altman
Notary Public

ROBERT S. ALTMAN
Notary Public, State of New York
No. 02AL4908186
Qualified in Westchester County
Commission Expires September 21, 20 17

This report** contains (check all applicable boxes):

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [ ] (o) Independent auditor's report on internal accounting control.
- [ ] (p) Schedule of segregation requirements and funds in segregation--customers' regulated commodity futures account pursuant to Rule 171-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CRUCIBLE CAPITAL GROUP, INC.

FINANCIAL STATEMENTS

DECEMBER 31, 2013

CRUCIBLE CAPITAL GROUP, INC.
(A LIMITED LIABILITY COMPANY)

CONTENTS

S. A. KOENIG & ASSOCIATES CPAS, P.C.
CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

INDEPENDENT AUDITORS' REPORT

To the Shareholder and Board of Directors of
Crucible Capital Group, Inc.
New York, New York

Report on the Financial Statements

We have audited the accompanying statement of financial condition of Crucible Capital Group, Inc. (the Company) as of December 31, 2013, that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud and error.

Auditors' Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

485 UNDERHILL BOULEVARD • SUITE 100 • SYOSSET, NY • 11791 TEL: (516) 921-6480 • FAX: (516) 921-6482 • WWW.SAK-CPAS.COM
Member of the Private Companies Practice Section of the American Institute of Certified Public Accountants and Member of the Public Company Accounting Oversight Board

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 3 to the financial statements, the Company has incurred losses and has had low net capital, which raises substantial doubt about its ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Crucible Capital Group, Inc. as of December 31, 2013, for the year then ended in accordance with accounting principles generally accepted in the United States of America.

S. A. Koenig & Associates

S. A. KOENIG & ASSOCIATES, CPAs, P.C.

Syosset, New York
February 24, 2014

CRUCIBLE CAPITAL GROUP, INC.
(A CORPORATION)
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2013

ASSETS

ASSETS:		
Cash	$	30,011
Securities, at fair value		16,584
Customer receivables, less allowance for uncollectibles of $110,000		-
Other assets		423
Total Assets	**$**	**47,018**

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES		
Payable to brokers or dealers		364
Accounts payable, accrued expenses and other liabilities		16,401
Total Liabilities		16,765
STOCKHOLDER'S EQUITY		
Common stock, no par value, 2,500 shares authorized, issued, and outstanding		2,500
Additional paid-in capital		473,033
Accumulated deficit		(445,280)
Total Stockholder's Equity		30,253
Total Liabilities and Stockholder's Equity	**$**	**47,018**

The accompanying notes are an integral part of these financial statements.

CRUCIBLE CAPITAL GROUP, INC.
NOTES TO FINANCIAL STATEMENTS

1 - ORGANIZATION

Crucible Capital Group, Inc. ("The Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Securities Investor Protection Corporation ("SIPC") and the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company is engaged in the business of arranging private equity financing and debt facilities, arranging private and/or bank debt via unsecured loans and/or credit facilities, arranging bank debt including but not limited to revolving lines of credit, asset based loans and other types of credit facilities for its clients. The company is also providing services to assist its clients with their long term capital structure plans and capital raising activities.

2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Company keeps its books and prepares its financial statements on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates

In preparing financial statements in conformity with generally accepted accounting principles, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosures of contingent assets and liabilities at the date of the financial statements and revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash

The Company maintains cash balances at a financial institution which are insured by the Federal Deposit Insurance Corporation up to $250,000. At December 31, 2013, the Company did not have cash or cash equivalent balances at risk.

Receivables

The company carries its commission receivables at cost, less an allowance for doubtful accounts. On a regular basis, the Company evaluates its receivables and establishes an allowance for doubtful accounts, based on facts and circumstances, collections and current credit conditions.

2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT'D).

Securities Transactions

Proprietary securities transactions in regular-way trades are recorded on the trade date basis, as if they had settled. Profit and loss arising from all securities transactions entered into for the account and risk of the company are recorded on a trade date basis.

Commission and Revenue Recognition

Investment banking revenues arise from security offerings and obtaining financing in which the Company acts as a commission broker. Investment banking revenues are recorded as earned, in accordance with the terms of the investment banking agreements. Investment banking services rendered for non-cash consideration are not recognized unless collectability is reasonable assured. Revenue from other fees and services is recorded when earned.

Investment Valuation

The Company's investments are stated at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 5 for discussion of Fair Value Measurements.

Property and Equipment

Property and equipment is stated at cost. The costs of additions and betterments are capitalized and expenditures for repairs and maintenance are expensed in the period incurred. When items of property and equipment are sold or retired, the related costs and accumulated depreciation are removed from the accounts and any gain or loss is included in income.

Depreciation and amortization of property and equipment is provided utilizing both the straight-line and accelerated methods over the estimated useful lives of the respective assets as follows:

Automobile	5 years
Computer equipment	5 years
Furniture and fixtures	7 years

2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT'D).

Income Taxes

The Company accounts for income taxes under Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) Topic 740 *Income Taxes*, which requires that the Company follow the liability method of accounting for income taxes. The liability method provides that deferred tax assets and liabilities are recorded based on the difference between the tax basis of assets and liabilities and their carrying amounts for financial reporting purposes referred to as "temporary differences". A valuation allowance is recorded when it is more likely than not that some or all of the deferred tax assets will not be realized.

The Company follows the uncertainty in income taxes standard. The Company does not have any unrecognized tax benefits. The Company also evaluated its tax positions as of December 31, 2013 and reached the same conclusion.

The Company files income tax returns in the U.S. federal jurisdiction and New York State. The Company is no longer subject to U.S. federal, state and local examinations by tax authorities for the years before 2010.

The Company had net operating loss carryforwards of approximately $178,400 as of December 31, 2013 which begin to expire in 2014.

Subsequent Events

In preparing these financial statements, the Company has evaluated events and transactions for potential recognition or disclosure through the date the financial statements were issued. There were no significant subsequent events that required recognition and disclosure in the financial statements, except for the following:

On January 28, 2014, the Company and its affiliate, Angelic Holdings, Inc., filed suit against a former client for breach of contract in connection with a financial consulting agreement among the parties, as disclosed in Note 10.

3 - GOING CONCERN

The Company has incurred losses from operations of approximately $206,162 for 2013 as well as approximately $57,652 for 2012. In addition, the company continues to have an accumulated deficit, as well as being mostly inactive. The Company-owned marketable securities have declined severely which has given it a very low net capital. This raises substantial doubt about the ability of the company to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

It should be noted that Crucible's shareholder and a related company, Angelic Holdings Services NY Ltd. has made a commitment to continue to fund the Company's operations. The Company has an expense sharing agreement with the related company which pays a majority of the monthly expenses. The financial statements have been prepared on the assumption that the Company will continue as a going concern. Management is confident that what it is doing will meet all regulatory obligations with SEC and FINRA. Along with the additional funding (and the expectation of revenue increase shortly as the economy improves), the Company believes it will achieve profitability and meet all its net capital requirements. The Company should have substantial funding, equity and revenue to continue its operation as a broker/dealer.

4 - FAIR VALUE MEASUREMENTS

FASB ASC 820 establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy under FASB ASC 820 are described below:

Level 1 Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Company has the ability to access.

4 - FAIR VALUE MEASUREMENTS (CONT'D).

Level 2 Inputs to the valuation methodology include:

- Quoted prices for similar assets or liabilities in active markets;
- Quoted prices for identical or similar assets or liabilities in inactive markets;
- Inputs other than quoted prices that are observable for the asset or liability;
- Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the assets or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3 Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset's or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2013.

Common stocks: Valued at the closing price reported on the active market on which the individual securities are traded.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflect of future fair values. Furthermore, while the Company believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

4 - FAIR VALUE MEASUREMENTS (CONT'D).

The following table sets forth by level, within the fair value hierarchy, the Company's assets at fair value as of December 31, 2013.

	Assets at Fair Value as of December 31, 2013			
	Level 1	Level 2	Level 3	Total
Common stock	$ 10,584	$ -0-	$ -0-	$ 10,584
Total assets at fair value	$ 10,584	$ -0-	$ -0-	$ 10,584

5 - PROPERTY AND EQUIPMENT

Automobile	$ 10,000
Furniture and fixtures	4,600
	14,600
Less: Accumulated depreciation and amortization	(14,600)
	$ -0-

6 - RELATED PARTY

The Company shares its offices with Angelic Holdings, LLC, a party related through majority common ownership of its 100% stockholder. There is an expense sharing arrangement with the related party which is currently at $3,500 per month. For the year ended December 31, 2013, the Company paid $39,800 to the related party for shared expenses. At December 31, 2013, the Company is liable to Angelic Holdings LLC for $1,317. The agreement is for a term of one year and automatically renews after a review of expenses covered on a year by year basis.

7 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2013, the Company has net capital of $16,566 which was $11,566 in excess of its minimum required net capital of $5,000. The Company's net capital ratio was .99 to 1.

8 - CONCENTRATION OF CREDIT AND OFF BALANCE SHEET RISK

In the normal course of business, the Company enters into financial transactions where the risk of potential loss due to changes in market or failures of the other party to the transaction to perform exceeds the amounts recorded for the transactions.

The Company's policy is to continuously monitor its exposure to market and counter-party risk through the use of a variety of financial position and credit exposure reporting and control procedures. In addition, the Company has a policy of reviewing the customer and/or other counter-party with which it conducts its business.

As of December 31, 2013, there were no significant customer accounts having unsecured debit balances that presented any risk.

9 - CONTINGENCIES

The company may be involved from time to time in litigation arising from the normal course of business. In management's opinion, as of the date of this report, the Company is not engaged in legal proceedings which individually or in the aggregate are expected to have a materially adverse effect on the Company's results of operations or financial condition.

On January 28, 2014, the Company and its affiliate, Angelic Holdings, Inc. filed suit against a former client, Guardian Telecom, Inc. for breach of contract in connection with a financial consulting agreement between the parties, which required Guardian to make certain monthly retainer payments for a specified time period, issue securities to the company and pay a "finder's fee" in connection with the introduction of any private financing or credit facilities to Guardian. Guardian has breached the contract with the Company by not making all of the required monthly retainer payments, by not issuing the required shares of stock and warrants and by not paying the Company the required credit facility finder's fee as specified in the agreement.

The Company's direct amount due from Guardian was $120,000 pursuant to the agreement which required Guardian to pay the Company a credit facility financing fee equal to two percent (2%) of the total proceeds obtained by Guardian from any credit facility introduced by the Company to Guardian. Guardian accepted a total $6,000,000 in financing from Gateway Trade Funding Co., a company introduced by Crucible in 2013. Guardian paid the Company $10,000 in December 2013 for the agreement but refused to pay the balance due. The Company has reflected the revenue from this transaction and recorded an allowance for the unpaid balance in its statement of operations. The Company and affiliate are seeking damages of over $200,000, plus interest and attorney's fees in accordance with the terms of the agreement. This case is in the very early stages and the Company plans to vigorously pursue this matter.

9 - CONTINGENCIES (CONT'D).

In February 2014, the Company, along with an individual who was never registered with the Company, and another unrelated broker/dealer were named as respondents in a customer-initiated FINRA arbitration proceeding. The claim arises from the Claimants alleged investment in a real estate investment in which they claim losses of approximately $104,000. At this point in the case, the attorney has not formed an opinion as to the propriety of this claim, however, the Company believes that it has no liability to these claimants and will vigorously defend this action.